February 10, 2017
VIA EDGAR SUBMISSION
Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberty Tax, Inc. Form 10-K for the Fiscal Year Ended April 30, 2016 Filed June 29, 2016 Form 10-Q for the Quarterly Period Ended July 31, 2016 Filed September 2, 2016 File No. 001-35588

Dear Ms. Collins:
I am writing on behalf of Liberty Tax, Inc. (the “Company”). The Company hereby acknowledges receipt of the letter dated February 7, 2017 (the “Comment Letter”) containing comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to the filings referenced above. The Comment Letter requests that the Company respond to the Staff’s comments within 10 business days of the date thereof or advise the Staff when the Company will respond.
Per my communications with Mr. David Edgar, this correspondence confirms the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments. The Company has asked me to inform you that it expects to provide responses to the Comment Letter on or before March 8, 2017.
Please contact me at (202) 371-7180 if you have any questions with respect to the foregoing.
Very truly yours,

/s/ Brian V. Breheny

Brian V. Breheny

CC:	Kathleen Donovan Liberty Tax, Inc.